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                               May 23, 2023

       Dante Picazo
       Chief Executive Officer
       Cannabis Bioscience International Holdings, Inc.
       6201 Bonhomme Road
       Suite 466S
       Houston, TX 77036

                                                        Re: Cannabis Bioscience
International Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 27,
2023
                                                            File No. 333-267039

       Dear Dante Picazo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed April 27,
2023

       Risk Factors, page 8

   1. We note your response to comment 2. Given that the Pharmacology University Business is dependent upon the
existence of a national and international cannabis market, please include disclosure that
describes the cannabis-related laws of each of the states, territories and countries in which
you operate, as well as the associated risks to your company and investors. Also, given
your disclosure that you have resumed classes in only Texas and
                                                        Colombia, please
clarify your discussion of your "operations and... personnel outside the
                                                        United States in
Mexico, Jordan, Ecuador..., Venezuela, Argentina and Brazil."
 Dante Picazo
Cannabis Bioscience International Holdings, Inc.
May 23, 2023
Page 2
2. We note your disclosure on page 36 that you have been experiencing delays in payments by Sponsors and CROs. To the extent this has had, has or will have a material impact on your business, please include appropriate risk factor disclosure. Dilution, page 30

3. Please reconcile the disclosure of 8,846,919,983 shares outstanding prior to the offering with the disclosure of 10,034,677,919 shares on page 7.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

4. Please revise the second paragraph on page 36 so disclosure of total revenue and accounts receivable for all periods presented agrees to the amounts reported in the financial statements. For instance, you disclose total revenues for the six months ended $219,162 in this section, but reported $214,980 on the Statements of Operations on page F-18.
Description of Business, page 37

5. We note your response to comment 5. Please revise to clarify whether your investigators are employees of the company or have a different employment relationship with the company. In addition, please revise the disclosure in the Business section to provide the total number of full-time and part-time employees that you employ. In this regard we note that the current disclosure on page 44 identifies employees for the "Alpha Research"
         portion of your business. Refer to Item 101(h)(4)(xii) of Regulation
S-K.
Education Services, page 41

6. We note your response to comment 10 and your disclosure that your courses provide
         "CME and CLE credits." Please clarify which professional organizations have approved your courses for CME and CLE credit and which state(s) has made CME and CLE credits available for doctors and lawyers taking your classes.
Plan of Distribution, page 66

7. We note your response to comment 13 and reissue in part. Revise your statement that you
         "may offer unregistered shares of Common Stock to investors in private placements at prices per share that may be higher or lower than the public offering price" to clarify that this may be done only if federal securities laws, including Rule 152 under the Securities
         Act, permit you to do so.
Index to Consolidated
FirstName             Financial
           LastNameDante        Statements, page 71
                            Picazo
Comapany
8.         NameCannabis
       Please              Bioscience
              update your interim      International
                                  financial          Holdings,
                                            statements         Inc. with Rule
8-08 of
                                                       in accordance
May 23,Regulation
         2023 PageS-X.
                   2
FirstName LastName
 Dante Picazo
FirstName  LastNameDante  Picazo Holdings, Inc.
Cannabis Bioscience International
Comapany
May        NameCannabis Bioscience International Holdings, Inc.
     23, 2023
May 23,
Page 3 2023 Page 3
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-22

9. We note you did not include a response to comment 15, so we are re-issuing this comment. Please disclose the significant payment terms on your contracts, such as when payment typically is due and whether the contract has a significant financing component.
         Refer to ASC 606-10-50-12. This comment also applies to the interim financial statements.
10. We note your response to comment 16, but are unable to locate the revised disclosure on page F-6 or F-22. Please advise or otherwise revise to disclose how you account for contract modifications. If you have different accounting policies for different types of modifications, please disclose all policies and when they are applicable.

11. We note your response to comment 17, but are unable to locate the revised disclosure.
         Please advise or otherwise disclose, as applicable, information about remaining performance obligations at the end of the period in accordance with ASC 606-10-50-13.
Exhibits

12. Please file an English translation of Exhibit 10.10. Refer to Exchange Act Rule 12b-
         12(d)(2).
Exhibit 5.1

13. It appears that the revised opinion continues to identify an incorrect number of shares being offered by the company. Please revise or advise.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Barry J. Miller